Exhibit 99.1

Corporación América Airports S.A. Reports December 2022 Passenger Traffic

Total passenger traffic up 30.5% YoY reaching 87.2% of December 2019 levels;

Armenia above pre-pandemic levels while Ecuador and Argentina at 95% and 92%, respectively

LUXEMBOURG--(BUSINESS WIRE)--January 17, 2023--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) a leading private airport operator in the world, reported today a 30.5% YoY increase in passenger traffic in December 2022, reaching 87.2% of December 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2021)
Statistics	Dec'22	Dec'21	% Var.	YTD’22	YTD'21	% Var.
Domestic Passengers (thousands)	3,480	3,008	15.7%	37,791	22,532	67.7%
International Passengers (thousands)	1,976	1,134	74.3%	21,334	8,238	159.0%
Transit Passengers (thousands)	658	544	21.1%	6,451	4,923	31.0%
Total Passengers (thousands)	6,114	4,686	30.5%	65,576	35,693	83.7%
Cargo Volume (thousand tons)	32.5	32.0	1.6%	343.1	323.5	6.1%
Total Aircraft Movements (thousands)	68.8	57.3	20.0%	738.2	497.2	48.5%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2019)
Statistics	Dec'22	Dec'19	% Var.	YTD’22	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	3,480	4,093	-15.0%	37,791	47,589	-20.6%
International Passengers (thousands)	1,976	2,193	-9.9%	21,334	28,216	-24.4%
Transit Passengers (thousands)	658	729	-9.7%	6,451	8,353	-22.8%
Total Passengers (thousands)	6,114	7,016	-12.8%	65,576	84,158	-22.1%
Cargo Volume (thousand tons)	32.5	36.4	-10.6%	343.1	424.8	-19.2%
Total Aircraft Movements (thousands)	68.8	71.5	-3.8%	738.2	857.9	-14.0%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 30.5% compared to the same month of 2021, supported by an ongoing recovery in travel demand following the lifting of travel restrictions, as reflected by higher load factors and the gradual resumption of routes and frequencies across all countries of operations. Overall passenger traffic reached 87.2% of December 2019 levels, in line with the 87.4% posted in November, with international and domestic passenger traffic reaching 90.1% and 85.0% of December 2019 levels, respectively.

In Argentina, total passenger traffic continued to recover increasing 56.0% YoY and reaching 92.1% of December 2019 levels, up from the 91.7% posted in November. International passenger traffic reached 82.7% of pre-pandemic levels, improving from the 81.7% recorded in November, showing a continued recovery. Domestic passenger traffic reached 97.2% of December 2019 levels, up from the 96.9% posted in November.

In Italy, passenger traffic grew 49.7% YoY reaching 85.4% of December 2019 levels, up from the 82.7% posted in November, with international passenger traffic, which accounted for almost 75% of total traffic, reaching 86.0% of December 2019 levels.

In Brazil, total passenger traffic decreased 2.5% YoY, and reached 84.3% of December 2019 levels, down from 86.3% recorded in November. Domestic traffic, which accounted for 60% of total traffic, improved to 81.1% of pre-pandemic levels whereas transit passengers reached 92.7% of December 2019 levels. Traffic in Brazil was impacted by lower public officials-related traffic, due to the change in Brazilian Administration, and higher airfare impacting travel demand.

In Uruguay, total passenger traffic, which is largely international, increased 46.0% YoY and reached 79.0% of December 2019 levels, down from the 87.9% posted in November.

In Ecuador, passenger traffic increased 25.4% YoY to 94.5% of pre-pandemic levels. International passenger traffic stood at 92.2% of pre-pandemic levels, supported by routes to Europe, as well as the US and Panama, whereas domestic passenger traffic reached 97.2% of December 2019 pre-pandemic levels.

In Armenia, passenger traffic surpassed pre-pandemic levels for the eighth consecutive month, at 147.7% of December 2019 figures, improving from the 125.9% and 141.1% recorded in October and November, respectively. On a YoY basis, passenger traffic increased 59.2%.

Cargo Volume and Aircraft Movements

Cargo volume increased 1.6% YoY to 89.4% of December 2019 levels, or to 90.6% when adjusting for the discontinuation in Peru. Cargo volumes in Armenia and Italy were above pre-pandemic levels, whereas Ecuador and Uruguay stood at 86.8% and 99.2%, respectively. Almost 70% of cargo volume originated in Argentina and Brazil, which reported volume declines of 14.8% and 20.9% versus December 2019 pre-pandemic levels.

Aircraft movements increased 20.0% YoY reaching 96.2% of December 2019 levels, or 99.8% when adjusting for the discontinuation of operations in Peru. Around 75% of aircraft movements originated in Argentina and Brazil, which reached 101.2% and 94.3% of December 2019 levels, respectively. Aircraft movements in all countries of operations were above 90% of December 2019 levels, with Armenia, Uruguay and Argentina exceeding pre-pandemic levels by 48.9%, 9.3%, and 1.2%, respectively, except for Italy that stood at 86.9%.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2021)
	Dec'22	Dec'21	% Var.	YTD'22	YTD'21	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,327	2,132	56.0%	33,773	13,275	154.4%
Italy	441	295	49.7%	6,696	2,817	137.7%
Brazil	1,486	1,524	-2.5%	15,749	12,316	27.9%
Uruguay	150	103	46.0%	1,437	488	194.2%
Ecuador	359	287	25.4%	4,229	2,513	68.3%
Armenia	352	221	59.2%	3,692	2,400	53.8%
Peru	-	125	-100.0%	-	1,884	-100.0%
TOTAL	6,114	4,686	30.5%	65,576	35,693	83.7%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	16,197	17,459	-7.2%	181,667	174,422	4.2%
Italy	1,256	1,609	-21.9%	14,911	15,321	-2.7%
Brazil	6,468	5,294	22.2%	57,839	60,010	-3.6%
Uruguay(2)	2,561	2,980	-14.1%	32,114	30,438	5.5%
Ecuador	2,641	2,196	20.2%	33,259	22,982	44.7%
Armenia	3,394	2,274	49.3%	23,338	17,324	34.7%
Peru	-	194	-100.0%	-	3,011	-100.0%
TOTAL	32,517	32,005	1.6%	343,128	323,508	6.1%
Aircraft Movements
Argentina	37,308	27,885	33.8%	384,732	227,265	69.3%
Italy	4,358	3,681	18.4%	68,893	39,577	74.1%
Brazil	13,708	13,410	2.2%	144,611	117,894	22.7%
Uruguay	3,427	3,030	13.1%	27,871	17,770	56.8%
Ecuador	6,652	6,067	9.6%	76,952	55,882	37.7%
Armenia	3,341	1,906	75.3%	35,152	21,312	64.9%
Peru	-	1,333	-100.0%	-	17,489	-100.0%
TOTAL	68,794	57,312	20.0%	738,211	497,189	48.5%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2019)
	Dec'22	Dec'19	% Var.	YTD'22	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,327	3,614	-7.9%	33,773	43,405	-22.2%
Italy	441	517	-14.6%	6,696	8,239	-18.7%
Brazil	1,486	1,761	-15.7%	15,749	19,059	-17.4%
Uruguay	150	190	-21.0%	1,437	2,182	-34.2%
Ecuador	359	380	-5.5%	4,229	4,497	-6.0%
Armenia	352	238	47.7%	3,692	3,196	15.5%
Peru	-	316	-100.0%	-	3,579	-100.0%
TOTAL	6,114	7,016	-12.8%	65,576	84,158	-22.1%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	16,197	19,011	-14.8%	181,667	227,970	-20.3%
Italy	1,256	1,158	8.5%	14,911	13,192	13.0%
Brazil	6,468	8,180	-20.9%	57,839	91,241	-36.6%
Uruguay(2)	2,561	2,582	-0.8%	32,114	29,132	10.2%
Ecuador	2,641	3,043	-13.2%	33,259	38,006	-12.5%
Armenia	3,394	1,906	78.1%	23,338	20,065	16.3%
Peru	-	509	-100.0%	-	5,164	-100.0%
TOTAL	32,517	36,388	-10.6%	343,128	424,769	-19.2%
Aircraft Movements
Argentina	37,308	36,875	1.2%	384,732	447,247	-14.0%
Italy	4,358	5,016	-13.1%	68,893	78,952	-12.7%
Brazil	13,708	14,541	-5.7%	144,611	161,775	-10.6%
Uruguay	3,427	3,136	9.3%	27,871	29,662	-6.0%
Ecuador	6,652	7,101	-6.3%	76,952	82,374	-6.6%
Armenia	3,341	2,244	48.9%	35,152	27,430	28.2%
Peru	-	2,572	-100.0%	-	30,473	-100.0%
TOTAL	68,794	71,485	-3.8%	738,211	857,913	-14.0%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716